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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Amended Application For Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Cohen & Steers Premium Income Realty Fund, Inc.

3.	Securities and Exchange Commission File No.: 811-21074

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐	Initial Application ☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

280 Park Avenue, 10th Floor, New York, NY 10017

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Tina M. Payne, Esq

Cohen & Steers

280 Park Avenue, 10th Floor

New York, NY 10017

212-832-3232

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Tina M. Payne, Esq

Cohen & Steers

280 Park Avenue, 10th Floor

New York, NY 10017

212-832-3232

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐	Open-end ☒ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Advisor:

Cohen & Steers Capital Management, Inc.

280 Park Avenue

New York, NY 10017

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

None

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes                 ☐    No

If Yes, state the date on which the board vote took place: On June 29, 2009, the Board of Directors adopted resolutions approving the plan of merger of the fund.

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes                 ☐    No

If Yes, state the date on which the shareholder vote took place:

November 24, 2009.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

December 18, 2009

(b)	Were the distributions made on the basis of net assets?

☒    Yes                 ☐    No

(c)	Were the distributions made PRO RATA based on share ownership?

☒    Yes                 ☐    No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

The exchange ratio was calculated by dividing the net asset value per share of the fund’s common shares by the net asset value per share of the common shares of Cohen & Steers Quality Income Realty Fund, Inc. (RQI), each calculated after the close of trading on December 18, 2009. As of that date, the net asset value of the fund’s common shares was $6.7089 per share, the net asset value of RQI’s common shares was $7.1634 and the exchange ratio was 0.936552 common shares of RQI per common share of the fund.

(e)	LIQUIDATIONS ONLY:

Were any distributions to shareholders made in kind?

☐    Yes                 ☐    No

17.	Closed-end funds only:

Has the fund issued senior securities?

Yes.

If yes, describe the method of calculating payments to senior to securityholders and distributions to other shareholders.

The fund had issued preferred shares since shortly after its inception. On June 30, 2009, the fund publicly announced its intent to redeem all of its outstanding preferred shares. These redemptions were completed on July 24, 2009.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒	Yes ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐	Yes ☒ No

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐	Yes ☒ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes ☒ No

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $79,990

(ii)	Accounting expenses: $22,664

(iii)	Other expenses (list and identify separately): Solicitation and mailing $126,627 Printing $26,663

(iv)	Total expenses (sum of lines (i)-(iii) above): $255,944

(b)	How were those expenses allocated? Based on net assets

(c)	Who paid those expenses? The fund

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☒	Yes ☐ No

The fund filed an initial application for deregistration on January 19, 2011. SEC File Number: 811-21074, SEC Accession Number: 0001193125-11-009851. No notice or order has been issued.

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: Cohen & Steers Quality Income Realty Fund, Inc.

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-10481.

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: File Number: 333-160355; Form Type: N-14; Date Filed: August 18, 2009.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Cohen & Steers Premium Income Realty Fund, Inc., (ii) he or she is the President and Chief Executive Officer of Cohen & Steers Premium Income Realty Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature) /s/ Adam M. Derechin
Adam M. Derechin